Rice Midstream Partners LP

400 Woodcliff Drive

Canonsburg, Pennsylvania 15317

December 12, 2014

By Facsimile and EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rice Midstream Partners LP

Registration Statement on Form S-1 (as amended)

File No. 333-199932

Ladies and Gentlemen:

On behalf of Rice Midstream Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Washington, D.C. time) on December 16, 2014, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

Rice Midstream Partners LP

By:	Rice Midstream Management LLC, its general partner

By:	/s/ William E. Jordan
Name:	William E. Jordan
Title:	Vice President, General Counsel and Corporate Secretary